SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 13, 2019
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2
nd
Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F    X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No    X
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 13, 2019 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

REVIEW OF OPERATIONS
Six months to
31 Dec 2018
Six months to
31 Dec 2017
%
change
(1)
Gold production
kg
2 280
2 341
(3)
oz
73 304
75 267
(3)
Gold sold
kg
2 255
2 291
(2)
oz
72 500
73 663
(2)
Cash operating costs
R per kg
510 111
451 689
13
US$ per oz
1 118
1 050
6
All-in sustaining costs
R per kg
551 131
500 125
10
US$ per oz
1 208
1 187
2
Average gold price received
R per kg
554 760
547 653
1
US$ per oz
1 216
1 272
(4)
Operating proﬁt
R million
102.2
219.9
(54)
Operating margin
%
8.2
17.5
(53)
All-in sustaining costs margin
%
0.8
8.7
(91)
Headline (loss)/earnings
R million
(46.3)
60.4
(177)
SA cents per share (cps)
(7.2)
14.3
(150)
(1)
% Change is rounded to the nearest percent and is based on the rounded amounts as presented, which is rounded to the nearest hundred thousand Rand
SHAREHOLDER INFORMATION
Issued capital
696 429 767 ordinary no par value shares (30 June 2018: 431 429 767)
9 361 071 treasury shares held within the Group (30 June 2018: 9 361 071)
5 000 000 cumulative preference shares (30 June 2018: 5 000 000)
Stock traded
JSE
NYSE
(2)
Price
• 6 month intra-day high R4.00 $0.272
• 6 month intra-day low R2.66 $0.176
• Close R3.13 $0.208
(2)
This data represents per share data and not American Depository Receipt
(ADR) data – one ADR reﬂects ten ordinary shares
Market capitalisation
Rm US$m
As at 31 December 2018 2 179.8 144.9
As at 30 June 2018 1 574.7 109.6
Rounding of ﬁgures may result in computational discrepancies
CONDENSED CONSOLIDATED
UNAUDITED INTERIM RESULTS
for the six months ended 31 December 2018
83%
Increase in Mineral
Reserves from
3.28Moz to 6Moz
Gold production
down 3% to
2 280 kg
Operating proﬁt
down
54% to
R102.2 million
All-in sustaining
costs margin of
0.8%
Investment in
growth capital
R306.0 million
Environmental
spend up
28%
Externally sourced
potable water usage
down by
31%
KEY FEATURES
DRDGOLD Limited
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
NYSE trading symbol: DRD
ISIN: ZAE 000058723
(“DRDGOLD” or the “Company” or the “Group”)
RESULTS
The condensed consolidated interim ﬁnancial statements of DRDGOLD for the six months ended 31 December 2018 are available on DRDGOLD’s website as well as at the Company’s registered ofﬁce.
FORWARD LOOKING-STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the rand against the dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors”
included in our annual report for the ﬁscal year ended 30 June 2018, which we ﬁled with the United States Securities and Exchange Commission on 31 October 2018 on Form 20-F.
You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statements and
ﬁnancial information included in this presentation have not been reviewed and reported on by DRDGOLD’s auditors.
DIRECTORS (*British)(**American)
Executives
DJ Pretorius (Chief Executive Ofﬁcer)
AJ Davel (Chief Financial Ofﬁcer)
Independent Non-executives
GC Campbell* (Non-executive
Chairman)
EA Jeneker
J Turk** (service period concluded
31 October 2018)
JA Holtzhausen
TVBN Mnyango
JJ Nel (appointed 30 November 2018)
Company Secretary
R Masemene
Sponsor
One Capital
FOR FURTHER INFORMATION
CONTACT NIËL PRETORIUS
Tel:
(+27) (0) 11 470 2600
Fax:
(+27) (0) 11 470 2618
Website:
www.drdgold.com
1 Sixty Jan Smuts Building
2nd Floor – North Tower
160 Jan Smuts Avenue
Rosebank, 2196
South Africa
PO Box 390, Maraisburg, 1700,
South Africa

DEAR SHAREHOLDER
SIX MONTHS ENDED 31 DECEMBER 2018 VS
SIX MONTHS ENDED 31 DECEMBER 2017
OVERVIEW
We are pleased to include for the ﬁrst time operating and ﬁnancial information from our Far West Gold Recoveries (FWGR) project.
Construction on this project started in August 2018 and early commissioning commenced in December 2018. As a consequence,
the overall operating and ﬁnancial results for the six months ended
31 December 2018 are not directly comparable with those for the six months ended 31 December 2017.
2018 was a tough year for most South African gold miners, and although we managed to avoid the labour- and safety-related issues that impacted the volume throughput of many other producers, we were not spared the challenges of power utility, Eskom and its distributing agencies, in distress. Whilst plant performance on the whole was consistent with our expectations, approximately 49kg of gold were lost due directly to power supply disruptions.
Our internal back-up generation capacity assisted in getting production going immediately after power was restored each time, containing losses to an extent.
The impact of lower throughput was felt however; in terms of gold production, which was 3% down, unit costs, which were up, and operating proﬁt, which was down.
Encouraging, though, is that Ergo’s three new projects, about which we have reported previously have all been implemented successfully.
Reclamation of the 4L50 dump, part of the Elsburg Tailings Complex, is fully operational; conversion of the Brakpan plant from elution to zinc precipitation in the ﬁnal stage of gold extraction is resulting in the expected improvement in efﬁciencies; and the two ball mills relocated to Brakpan from Crown have been commissioned, allowing for the retreatment of higher-grade sand reserves.
We are also very pleased with progress at FWGR Phase 1: Driefontein 5 reclamation site has been fully commissioned; refurbishment of the
Driefontein 2 plant was completed at the end of January 2019; and the upgrading of the Driefontein 4 tailings dam is on track for completion by the end of March 2019. Consequently, all indications are that Phase 1 will be fully commissioned during the ﬁrst half of calendar year 2019.
It is all the more rewarding that work on the project to the end of the reporting period was undertaken with a clean slate in terms of safety.
I am sad to have to report, however, the death of Mr Lareon Cloete, electrical foreman at Ergo, who died from injuries sustained in an incident during routine maintenance of an Eskom substation, serving
Ergo. Our thoughts and prayers are with his loved ones. The Mine Health and Safety Inspectorate is conducting an enquiry into the incident.
OPERATIONAL REVIEW
Overall gold production was 3% lower at 2 280kg, reﬂecting a 2%
decline in overall throughput to 12 004 000t and a 0.5% decline in the overall average yield to 0.190g/t.
While FWGR contributed 140 000t at 0.314g/t, Ergo’s throughput was
3% lower at 11 864 000t and its average yield 2% lower at 0.188g/t.
Ergo’s lower throughput was a consequence mainly of major power interruptions experienced over 11 days during the second quarter of
ﬁnancial year 2019, caused by a ﬁre at an Eskom sub-station, a lightning strike on the Brakpan tailings complex transformer yard, and load-
shedding by the Johannesburg Metropolitan Municipality. Sadly, the
once mighty Eskom is now Ergo’s single biggest risk factor.
The lower yield resulted primarily from a reduction in higher grade sand throughput at the Knights plant, the impact of which was not entirely offset by the processing of other sand material trucked from clean-up sites.
While total cash operating costs were up 9% following the inclusion of
FWGR as well as a 6% increase at Ergo, cash operating unit costs overall rose by 13% to R510 111/kg due mainly to a 9% increase in Eskom’s power tariff, trucking costs and a drop in production.
All-in sustaining costs overall were 10% higher at R551 131/kg, a combination of the factors mentioned above and of lower sustaining capital expenditure at Ergo.
FINANCIAL REVIEW
Total revenue was virtually unchanged at R1 252.5 million; while
FWGR’s contribution was R19.5 million, Ergo’s was 2% lower at
R1 233.0 million. The average Rand gold price received was 1% higher, helping to offset the impact of lower gold production and sales.
Total cash operating costs were 9% higher at R1 168.8 million, reﬂecting the inclusion of FWGR costs at R33.5 million and a 6% rise in those of
Ergo to R1 135.3 million. Total all-in sustaining costs were 8% higher at
R1 242.7 million; while those of FWGR were R44.7 million, Ergo’s were
2% higher at R1 164.2 million.
Operating proﬁt was R102.2 million, down 54%, a consequence both of lower production and higher costs.
A headline loss of R46.3 million (7.2 SA cents per share) was incurred, compared with headline earnings of R60.4 million (14.3 SA cents per share) in HY2018.
After taking into account R231.8 million capital expenditure at FWGR, free cash outﬂow was R261.0 million.
SUSTAINABLE DEVELOPMENT
The information provided here relates to Ergo only.
Total environmental spend was 28% higher at R24.9 million, reﬂecting the cost of rehabilitation of 16.5 hectares and 12 hectares respectively at the Brakpan and Crown tailings facilities.
Total potable water consumption was 31% lower at 1 187Ml, a
consequence both of continued beneﬁt from the central water
distribution facility and a lower requirement by the ongoing vegetation programme due to adequate rainfall.
LOOKING AHEAD
In guidance provided previously, we planned gold production of between
148 000 and 154 000 ounces in FY2019 for Ergo. In an update to this guidance, the Group plans to produce between 157 000 and 165 000 ounces at a cash operating cost of approximately R500 000/kg in FY2019. With FWGR off to a ﬂying start, we look forward to the beneﬁt of its contribution in the second half of FY2019.
Niël Pretorius
Chief Executive Ofﬁcer
13 February 2019

CONDENSED CONSOLIDATED INTERIM
STATEMENT OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME
Notes
Six months to
31 Dec 2018
Rm
Unaudited
Six months to
31 Dec 2017
Rm
Unaudited
Revenue
1 252.5
1 254.8
Cost of sales
(1 248.7)
(1 139.6)
Gross proﬁt from operating activities
3.8
115.2
Other income
0.1
0.2
Administration expenses and other costs
(44.3)
(31.9)
Results from operating activities
(40.4)
83.5
Finance income
28.2
18.7
Finance expenses
(37.1)
(25.0)
(Loss)/proﬁt before tax
(49.3)
77.2
Income tax
3.1
(16.6)
(Loss)/proﬁt for the period
(46.2)
60.6
Other comprehensive (loss)/income
Items that will be reclassiﬁed
subsequently to proﬁt or loss,
net of tax
Net fair value adjustment on ﬁnancial
instruments classiﬁed as fair value
through other comprehensive income
(3.9)
2.5
Total other comprehensive (loss)/
income for the period
(3.9)
2.5
Total comprehensive (loss)/
income for the period
(50.1)
63.1
Basic (loss)/earnings per share
(1)
3
(7.2)
14.4
Diluted basic (loss)/earnings per share
(1)
3
(7.2)
14.4
(1)
All per share ﬁnancial information is presented in South African cents per share (cps)
and is rounded to the nearest one decimal point based on the results as presented, which is rounded to the nearest million Rand.
CONDENSED CONSOLIDATED INTERIM
STATEMENT OF FINANCIAL POSITION
Notes
As at
31 Dec 2018
Rm
Unaudited
As at
30 Jun 2018
Rm
Audited
As at
31 Dec 2017
Rm
Unaudited
Assets
Non-current assets
3 587.5
1 734.1 1 753.9
Property, plant and
equipment
2
2 928.6
1 452.7 1 502.0
Investments in rehabilitation
obligation funds
2
622.2
244.0 235.6
Financial assets
31.0
28.7 11.3
Deferred tax assets
5.7
8.7 5.0
Current assets
590.9
626.3 625.7
Inventories 2
279.6
233.0 242.7
Trade and other receivables
101.9
91.2 88.4
Cash and cash equivalents 4
209.4
302.1 294.6
Total assets
4 178.4
2 360.4 2 379.6
Equity and liabilities
Equity
2 566.2
1 267.3 1 344.4
Non-current liabilities
1 174.3
772.5
742.6

Provision for environmental
rehabilitation
2
819.4
553.5
546.5
Deferred tax liability
154.4
163.7
154.2
Borrowings 5
173.3
– –
Employee beneﬁts
27.2
40.6
26.4
Finance lease obligation
–
14.7
15.5
Current liabilities
437.9
320.6
292.6
Trade and other payables 2
404.4
303.2 275.8
Employee beneﬁts
14.5
13.2 10.2
Finance lease obligation
12.9
–
–
Current tax liability
6.1
4.2 6.6
Total liabilities
1 612.2
1 093.1 1 035.2
Total equity and liabilities
4 178.4
2 360.4 2 379.6
CONDENSED CONSOLIDATED INTERIM
STATEMENT OF CHANGES IN EQUITY
Notes
Six months to
31 Dec 2018
Rm
Unaudited
Six months to
31 Dec 2017
Rm
Unaudited
Balance at the beginning of the period
1 267.3
1 302.4
Total comprehensive income
(Loss)/proﬁt for the period
(46.2)
60.6
Other comprehensive (loss)/income
(3.9)
2.5
Transactions with the owners
of the parent
Acquisition of Far West Gold Recoveries
assets and liabilities
2
1 349.3
–
Share issue expenses
(0.3)
_
Dividends paid
–
(21.1)
Balance at the end of the period
2 566.2
1 344.4
The accompanying notes are an integral part of the condensed consolidated interim ﬁnancial statements.
These condensed consolidated interim ﬁnancial statements for the six months ended 31 December 2018 have been prepared under
the supervision of DRDGOLD’s Chief Financial Ofﬁcer, Mr AJ Davel
CA(SA). The condensed consolidated interim ﬁnancial statements were authorised for issue by the directors on 8 February 2019.

CONDENSED CONSOLIDATED INTERIM
STATEMENT OF CASH FLOWS
Notes
Six months to
31 Dec 2018
Rm
Unaudited
Six months to
31 Dec 2017
Rm
Unaudited
Net cash (outﬂow)/inﬂow from
operating activities
(5.2)
155.8
Cash (used in)/
generated by operations
(11.6)
147.5
Interest received
9.4
11.3
Interest paid
(1.8)
(1.5)
Income tax paid
(1.2)
(1.5)
Net cash outﬂow from investing
activities
(255.8)
(92.8)
Acquisition of property, plant and
equipment
(247.1)
(86.6)
Proceeds on disposal of property,
plant and equipment
0.1
1.5
Environmental rehabilitation payments
(8.8)
(7.7)
Net cash inﬂow/(outﬂow) from
ﬁnancing activities
168.3
(22.1)
Borrowings raised
5
174.0
–
Initial fees incurred on borrowings
5
(3.6)
–
Repayment of ﬁnance lease obligation
(1.8)
(1.3)
Share issue expenses
(0.3)
–
Dividends paid on ordinary
share capital
–
(20.8)
(Decrease)/increase in cash and cash
equivalents
(92.7)
40.9
Opening cash and cash equivalents
302.1
253.7
Closing cash and cash equivalents
4
209.4
294.6
Reconciliation of cash (used in)/
generated by operations
(Loss)/proﬁt before tax
(49.3)
77.2
Adjusted for:
Depreciation
69.3
82.3
Movement in gold in process
(18.5)
(40.9)
Environmental rehabilitation payments
(5.7)
(0.6)
Proﬁt on disposal of property, plant and
equipment included in other income
(0.1)
(0.2)
Share-based payment expense
3.2
0.2
Finance income
(28.2)
(18.7)
Finance expenses
37.1
25.0
Other non-cash items
10.9
(1.0)
Working capital changes
(30.3)
24.2
Change in trade and other receivables
(11.3)
25.0
Change in non-current receivables
(6.8)
–
Change in inventories
(13.9)
(21.5)
Change in trade and other payables
and employee beneﬁts
1.7
20.7
Cash (used in)/generated by operations
(11.6)
147.5
The accompanying notes are an integral part of the condensed consolidated interim ﬁnancial statements.
NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
1. BASIS OF PREPARATION
The condensed consolidated interim ﬁnancial statements are prepared in accordance with International Financial Reporting Standard, IAS 34
Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements
as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.
The accounting policies applied in the preparation of the condensed consolidated interim ﬁnancial statements are in terms of International
Financial Reporting Standards and are consistent with those applied in the previous consolidated annual ﬁnancial statements except for the adoption of IFRS 9 Financial Instruments (IFRS 9) and IFRS 15 Revenue
from Contracts with Customers (IFRS 15), with effect from 1 July 2018.
IFRS 15 Revenue from Contracts with Customers
The standard contains a single model that applies to contracts with customers.
The Group has assessed that there is no impact on adopting IFRS 15, and revenue recognition remains unchanged as follows:
• Rand Reﬁnery is assessed as being an agent, selling gold and silver on behalf of the Group; and
• Revenue is recognised on the date that control of gold and silver pass to the buyer, which is the date on which Rand Reﬁnery sells the gold on the
Group’s behalf.
This is the same date as when signiﬁcant risks and rewards passes under
IAS 18 Revenue.
IFRS 9 Financial Instruments
The standard sets out requirements for recognising and measuring
ﬁnancial instruments. It also introduced three new classiﬁcations for
ﬁnancial assets: Amortised cost, fair value through proﬁt or loss and fair value through other comprehensive income.
The following changes have occurred as a result:
•
The new classiﬁcation has had no effect on the accounting of
ﬁnancial assets and ﬁnancial liabilities. Investment in other entities
(equity instruments) has been designated at fair value through other comprehensive income; and
•
The method of determining impairment of long-term and other
receivables has changed to reﬂect the “expected credit loss” model.
Management has made an assessment of the magnitude of the changes to the impairment model. This did not have a signiﬁcant impact on the measurement of ﬁnancial assets.
There was no material impact on the Group’s interim ﬁnancial results for the six months ended 31 December 2018.
2. ACQUISITION OF ASSETS AND LIABILITIES
Effective 31 July 2018, DRDGOLD acquired gold assets and liabilities associated with Sibanye-Stillwater’s West Rand Tailings Retreatment
Project, subsequently renamed Far West Gold Recoveries Proprietary
Limited (FWGR).
As purchase consideration for this acquisition, DRDGOLD issued
265 million new ordinary shares equal to 38.05% of DRDGOLD’s outstanding shares to Sibanye-Stillwater and granted Sibanye-Stillwater an option to subscribe for new ordinary shares up to a total of 50.1%
of the total issued ordinary shares of DRDGOLD at a 10% discount to the prevailing market value, to be exercised two years from the effective date of the acquisition.
The transaction has been accounted for under IFRS 2 Share Based
Payment as it represents a receipt of goods in exchange for equity instruments of DRDGOLD.
The consequence thereof is that the assets and liabilities are recognised at their fair value using principles under IFRS 13 Fair Value Measurement as they are identiﬁable, and their fair value can be reliably measured.
A corresponding increase in equity is also recognised. Included in equity is the fair value of the option using a binomial tree option pricing model.
No deferred tax has been recognised on the acquisition as it has not been accounted for as a business combination under IFRS 3 Business
Combinations, and therefore the initial recognition is exempt from deferred tax under IAS 12 Income Taxes.

The fair value of assets was determined using the income approach present value technique by applying a nominal discounted cash ﬂow model which was based on a forward-looking gold price and a risk-
adjusted discount rate based on the weighted average cost of capital.
The fair value of the environmental rehabilitation liability was determined with the assistance of an independent expert and discounted to its net present value.
The values at acquisition included:
Rm
Property, plant and equipment 1 225.6
Investments in rehabilitation obligation funds 360.4
Inventories 14.2
Provision for environmental rehabilitation (247.4)
Trade and other payables (3.5)
Equity 1 349.3
Six months to
31 Dec 2018
Rm
Unaudited
Six months to
31 Dec 2017
Rm
Unaudited
3. (LOSS)/EARNINGS PER SHARE
Reconciliation of headline (loss)/earnings
(Loss)/proﬁt for the period
(46.2)
60.6
Adjusted for:
Proﬁt on disposal of property, plant
and equipment, net of tax
(0.1)
(0.2)
Headline (loss)/earnings
(46.3)
60.4
Weighted average number of ordinary
shares in issue adjusted for treasury
shares
642 421 957
422 068 696
Diluted weighted average number of
ordinary shares adjusted for treasury
shares
(1)
642 421 957
422 068 696
Basic (loss)/earnings per share
(2)
(7.2)
14.4
Diluted (loss)/earnings per share
(2)
(7.2)
14.4
Headline (loss)/earnings per share
(2)
(7.2)
14.3
Diluted headline (loss)/earnings per
share
(2)
(7.2)
14.3
(1)
The Sibanye-Stillwater option (refer note 2) was excluded from the diluted weighted average number of ordinary shares calculation as its effect would have been anti-dilutive
(2)
All per share ﬁnancial information is presented in South African cents per share (cps)
and is rounded to the nearest one decimal point based on the results as presented which is rounded to the nearest million Rand
4. CASH AND CASH EQUIVALENTS
As at
31 Dec 2018
Rm
Unaudited
As at
30 Jun 2018
Rm
Audited
Included in cash and cash equivalents is
restricted cash of:
Cash held in escrow (including interest)
relating to the electricity dispute with
Ekurhuleni Metropolitan Municipality
(refer note 6)
118.0
114.2
Guarantees
17.7
17.2
Subsequent to reporting date, a bank guarantee to the value of the cash held in escrow (including interest) was issued in favour of Ekurhuleni
Metropolitan Municipality and the said cash of R118.0 million held in escrow was released to Ergo.
5. BORROWINGS
On 1 August 2018, DRDGOLD entered into a R300 million revolving credit facility (RCF) with ABSA Bank Limited (acting through its Corporate and
Investment Banking division) to ﬁnance the development of Phase 1 of
FWGR and working capital requirements. It replaced the R100 million overdraft facility that was in place during the year ended 30 June 2018.
Subsequent to reporting date, R125 million of the initial R300 million RCF was dedicated to issue a bank guarantee as described in note 4, reducing the available facility to R175 million.
The RCF is classiﬁed and measured as a ﬁnancial liability at amortised cost.
Terms of the RCF
Interest rate
Jibar
Interest rate margin
3.25%
Term of the RCF
Two years
Security
Pledge and cession of DRDGOLD’s shares in and
shareholder claims against:
• Ergo Mining Proprietary Limited (guarantor to RCF)
• Far West Gold Recoveries Proprietary Limited
(guarantor to RCF)
As at
31 Dec 2018
Rm
Unaudited
As at
30 Jun 2018
Rm
Audited
Balance at the beginning of the period
–
–
Borrowings advanced
174.0
–
Initial fees incurred on borrowings
(3.6)
–
Unwinding of interest
2.9
–
Balance at the end of the period
173.3
–
6. CONTINGENT LIABILITY AND CONTINGENT ASSET:
EKURHULENI METROPOLITAN MUNICIPALITY
ELECTRICITY DISPUTE
Whilst the Main Application was initially set down for hearing on
5 December 2018, it was subsequently postponed in order to be brought before a judicially appointed case manager to determine, inter alia, if this application ought to be consolidated with an action brought by the
Municipality by way of summons (“Action Matter”) to recover the funds that ERGO disputes and payment of which it has withheld.
ERGO seeks the consolidation on the basis that the issues in the Main
Application matter and the Action Matter overlap extensively and will require the same expert evidence.
Alternatively to consolidation, the Main Application should be adjourned pending ﬁnal determination of the Action Matter. The Municipality is opposed to the consolidation.

7. FINANCIAL RISK MANAGEMENT FRAMEWORK
Commodity price sensitivity
The Group’s proﬁtability and cash ﬂows are primarily affected by changes in the market price of gold which is sold in US Dollar and then converted to Rand. In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market ﬂuctuations in the Dollar gold price or the exchange rate movements. However, during periods when medium-
term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group we may mitigate this liquidity risk by entering into facilities to achieve price protection. The need for medium term borrowings for the ﬁrst phase development of FWGR introduced some liquidity risk to the Group.
In September 2018, DRDGOLD committed 50 000 ounces of gold under a zero-cost collar with a ﬂoor of R565 000/kg and a ceiling of just under
R609 000/kg, spread equally till the end of May 2019. The collar was traded to mitigate the liquidity risk brought about by the medium-term borrowings secured for the development of FWGR.
The collar is accounted for as a ﬁnancial asset or ﬁnancial liability at fair value through proﬁt or loss and constitutes level 2 on the fair value hierarchy.
8. FAIR VALUES
The Group’s assets that are measured at fair value at reporting date consist of investments in other entities included in ﬁnancial assets on the statement of ﬁnancial position and are ﬁnancial instruments classiﬁed as fair value through other comprehensive income. Of this line item,
R5.3 million (30 June 2018: R9.2 million) relates to fair value hierarchy level 1 instruments and R0.2 million (30 June 2018: R0.2 million) relates to fair value hierarchy level 3 instruments.
The Group’s liabilities that are measured at fair value consist of the zero-cost collar ﬁnancial liability through proﬁt or loss and is included in trade and other payables on the statement of ﬁnancial position. Of this line item, R9.9 million relates to fair value hierarchy level 2 instruments.
9. SUBSEQUENT EVENTS
Other than disclosed in the preceding notes, there were no subsequent events between the reporting date of 31 December 2018 and the date of issue of these condensed consolidated interim ﬁnancial statements.
10. OPERATING SEGMENTS
The following summary describes the operations in the Group’s reportable operating segments:
• Ergo is a surface retreatment operation which treats old slime and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldﬁelds. The operation comprises three plants. The Ergo and Knights plants continue to operate as metallurgical plants. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants.
• FWGR is a surface gold retreatment operation and treats old slime dams in the West Rand goldﬁelds. FWGR is currently in a construction phase which entails the refurbishment and upgrading of the Driefontein
2 plant and relevant infrastructure to process tailings from the
Driefontein 5 dump and deposit residues on the Driefontein 4 tailings deposition facility.
Corporate ofﬁce and other reconciling items are taken into consideration in the strategic decision-making process of the chief operating decision maker and are therefore included in the disclosure here, even though they do not earn revenue. They do not represent a separate segment.

Six months ended 31 Dec 2018
Unaudited
Six months ended 31 Dec 2017
Unaudited
Ergo
FWGR
Corporate
ofﬁce
and other
reconciling
items
Total
Ergo
Corporate
ofﬁce
and other
reconciling
items Total
Rm
Rm
Rm
Rm
Rm Rm Rm
Revenue (external)
1 233.0
19.5
–
1 252.5
1 254.8 – 1 254.8
Cash operating costs
(1 135.3)
(33.5)
–
(1 168.8)
(1 075.8) – (1 075.8)
Movement in gold in process
15.3
3.2
–
18.5
40.9 – 40.9
Operating proﬁt/(loss)
113.0
(10.8)
–
102.2
219.9 – 219.9
Retrenchment costs
–
(4.7)
–
(4.7)
– – –
Administration expenses and other costs
(1)
(10.7)
(0.4)
(33.2)
(44.3)
(1.8) (31.7) (33.5)
Interest income
(2)
4.2
–
4.8
9.0
4.7 6.1 10.8
Interest expense
(3)
(1.4)
–
(0.8)
(2.2)
(1.5) (0.3) (1.8)
Income tax
(1.8)
(1.3)
–
(3.1)
(1.5) (1.4) (2.9)
Working proﬁt/(loss) before additions to property,
plant and equipment
103.3
(17.2)
(29.2)
56.9
219.8 (27.3) 192.5
Additions to property, plant and equipment
(14.2)
(305.4)
(0.1)
(319.7)
(86.7) (0.1) (86.8)
Working proﬁt/(loss) after additions to property,
plant and equipment
89.1
(322.6)
(29.3)
(262.8)
133.1 (27.4) 105.7
(1)
Includes non-cash items amounting to R7.9 million
(2)
Interest income excludes the unwinding of the
long-term receivable
(3)
Interest expense excludes the fair value adjustment
on the initial recognition of the long-term receivable
Reconciliation of (loss)/proﬁt for the period
Working proﬁt/(loss) before additions to property,
plant and equipment
103.3
(17.2)
(29.2)
56.9
219.8 (27.3) 192.5
Depreciation
(69.0)
–
(0.3)
(69.3)
(82.2) (0.1) (82.3)
Proﬁt on disposal of property, plant and equipment
0.1
–
–
0.1
0.2 – 0.2
Growth in environmental rehabilitation trust funds
and reimbursive right
5.0
10.0
2.9
17.9
5.2 2.7 7.9
Unwinding of provision for environmental
rehabilitation
(23.5)
(8.9)
(0.6)
(33.0)
(22.6) (0.6) (23.2)
Fair value adjustment on the initial recognition
of long-term receivable including subsequent
unwinding
(0.6)
–
–
(0.6)
– – –
Ongoing rehabilitation expenditure
(10.3)
(0.9)
–
(11.2)
(11.0) – (11.0)
Other operating (costs)/income including care
and maintenance costs
(19.3)
(4.8)
10.9
(13.2)
(21.7) 11.8 (9.9)
Deferred tax
(1.0)
10.2
(3.0)
6.2
(13.7) 0.1 (13.6)
(Loss)/proﬁt for the period
(15.3)
(11.6)
(19.3)
(46.2)
74.0
(13.4)
60.6

Six months ended 31 Dec 2018
Six months ended 31 Dec 2017
Unaudited
Unaudited
Ergo
FWGR
Corporate
ofﬁce
and other
reconciling
items
Total
Ergo
Corporate
ofﬁce
and other
reconciling
items Total
Rm
Rm
Rm
Rm
Rm Rm Rm
OPERATIONAL PERFORMANCE
Ore milled (000’t)
11 864
140
–
12 004
12 253
Yield (g/t)
0.188
0.314
–
0.190
0.191
Cash operating costs
(R/t)
96
239
–
97
87
(US$/t)
7
17
–
7
6
Gold sold
2 220
35
–
2 255
2 291
Reconciliation of All-in sustaining costs
(All amounts presented in R million unless
otherwise indicated)
Cash operating costs
(1 135.3)
(33.5)
–
(1 168.8)
(1 075.8)
Movement in gold in process
15.3
3.2
–
18.5
40.9
Administration expenses and other costs
(2.8)
(0.4)
(33.1)
(36.3)
(33.5)
Other operating costs excluding care and
maintenance costs
(8.7)
(0.8)
–
(9.5)
(5.9)
Unwinding of provision for environmental
rehabilitation
(23.5)
(8.9)
(0.6)
(33.0)
(23.2)
Capital expenditure (sustaining)
(9.2)
(4.3)
(0.1)
(13.6)
(48.4)
All-in sustaining costs
(1 164.2)
(44.7)
(33.8)
(1 242.7)
(1 145.9)
Care and maintenance costs
–
–
(3.9)
(3.9)
(4.0)
Retrenchment costs
–
(4.7)
–
(4.7)
–
Ongoing rehabilitation expenditure
(10.3)
(0.9)
–
(11.2)
(11.0)
Capital expenditure (non-sustaining)
(4.9)
(301.1)
–
(306.0)
(38.4)
Capital recoupment
–
–
–
–
0.7
All-in costs
(1 179.4)
(351.4)
(37.7)
(1 568.5)
(1 198.6)
Cash operating costs R per kg
504 505
865 714
–
510 111
451 689
Cash operating costs US$ per oz
1 106
1 899
–
1 118
1 050
All-in sustaining costs* R per kg
524 459
1 277 143
–
551 131
500 125
All-in sustaining costs* US$ per oz
1 150
2 799
–
1 208
1 187
All-in costs* R per kg
531 306
10 040 000
–
695 610
523 127
All-in costs*
US$ per oz
1 202
22 713
–
1 574
1 213
* All-in cost deﬁnitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013
The FWGR transaction, effective 31 July 2018, added surface Mineral Reserves of 2.72Moz (246.12Mt@0.34g/t). This is comprised of Proved Mineral
Reserves of 2.1Moz (178.89Mt@0.37g/t) and Probable Mineral Reserves of 0.62Moz (67.23Mt@0.28g/t). There have been no other material changes to the technical information relating to, inter alia, the Group’s Mineral Reserves and Resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in DRDGOLD’s annual reports for the year ended 30 June 2018 and subsequent public announcements.
The technical information referred to in this report has been reviewed by Messrs Mpfariseni Mudau (SACNASP), Gary Viljoen (SACG), and Vaughn Duke
(SAIMM). All are independent contractors of DRDGOLD. They approved this information in writing before the publication of the report.